Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders was held on Thursday, March 22, 2012 at 1735 Market Street, Philadelphia, Pennsylvania. The description of the proposals and number of shares voted at the meeting are as follows:

1.To elect three directors to serve as Class Ill directors for three year terms and until their successors are duly elected to qualify:

					Votes          	Votes
					For   		Withheld
William J. Potter                       19,933,924      434,074
John T.Sheehy                           19,930,269      437,729
Brian M. Sherman                        19,952,563      415,435

Directors whose term of office continued beyond this meeting are as follows: Neville J. Miles, Moritz Sell, Peter D. Sacks, Hugh Young, and P.Gerald Malone.